

April 25, 2011

VIA U.S. Mail and Facsimile

Marcia J. Hein
Chief Financial Officer
CPC of America, Inc.
5348 Vegas Drive, #89
Las Vegas, Nevada   89108

>   **Re: CPC of America, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2010**
>   **Filed April 15, 2011**
>   **File No. 000-24053**

Dear Ms. Hein:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

1. We note that the first paragraph of the opinion refers to CPC of America, Inc. and subsidiaries (a development stage company), while the opinion paragraph (fourth paragraph) only refers to CPC of America, Inc. Please have your independent registered public accounting firm revise its opinion to refer to the registrant using the same name in both paragraphs.

Consolidated Balance Sheets, page F-2

2. On page 9 the company discloses that the preferred stock has liquidation preferences of $14 million. Since it appears that the company's preferred stock has a preference in involuntary liquidation considerably in excess of the par or stated value of the shares, please amend your Form 10-K to disclose the liquidation preference of the stock in the equity section of the balance sheet in the aggregate, either parenthetically or in short, consistent with ASC 505-10-50-4. Otherwise, explain to us your reasons for concluding that the disclosure is not required.

Consolidated Statements of Operations, page F-3

3. Please amend your Form 10-K to present a total for net loss applicable to common stock consistent with the guidance in SAB Topic 6.B, or tell us why you believe the company is not required to provide the disclosure.

4. Please tell us why you exclude shares issuable upon conversion of your convertible debt from the table at the bottom of the page.

Consolidated Statements of Cash Flows, page F-8

5. On page 17 the company discloses that notes totaling $153,000 were issued in exchange for consulting services. We also note that you issued options and common stock in 2009 for services. Please tell us why you excluded these transactions from your disclosure on page F-9 of non-cash investing and financing activities.

Note 1. Organization and Summary of Significant Accounting Policies, page F-10

Intangibles and long-lived assets, page F-13

6. We note the disclosure that you expect to fully recover the patent and trademark assets. Please tell us how you concluded that there is no impairment of the patents or trademarks as of December 31, 2010 considering your current financial condition, business outlook, and going concern.

Note 3. Convertible Notes, page F-16

7. Please amend your Form 10-K to disclose, in summary form within the financial statements, the pertinent rights and privileges of the company's convertible notes, including the conversion rate and terms   Refer to ASC 470-10-50-5.

8. We see that you modified the debt to decrease the conversion rate. Please tell us if this was a onetime modification or if there is a conversion option in the modified debt terms that continuously resets as the underlying stock price increases or decreases. If there is a reset feature, please tell us how you considered this feature in your accounting for the debt and the conversion feature. Refer to FASB ASC 470-20-25.

9. Please show us how you determined that the modification should be treated as an extinguishment under ASC 471-50-40-10(a). Show us your calculation of the change in fair value of the embedded conversion option.

10. We note that some of the issuances of convertible debt were to the company's CEO and shareholders. Please tell us how you considered ASC 470-50-40-2 which states that extinguishment transactions between related entities may be in essence capital transactions in your accounting for the modification of the debt.

11. Please explain how you calculated the loss on extinguishment and how you considered ASC 471-50-40-13 which requires you to measure the new debt instrument at fair value and use that amount to determine the debt extinguishment gain or loss to be recognized. Discuss how you considered the beneficial conversion feature in your accounting.

12. Please tell us the basis for recording the debt premium of $157,413 in connection with the modification of the terms of the debt. Tell us the terms of the modification that resulted in the premium and discuss the accounting literature you relied on for the calculation of the amount of and accounting for the premium.

13. Please further explain to us the guaranteed interest terms of the convertible debt. Please clarify under what circumstances the interest would be "guaranteed" and payable. In addition, tell us how you determined the amount that is recorded as interest expense / payable during 2010 and the amount that is not recorded as a "contingent liability." Tell us about your accounting analysis for this feature and your consideration of whether this feature is an embedded derivative.

14. Please tell us why you have not filed the convertible debt agreements as exhibits to your Form 10-K. Refer to Item 601(B)(10) of Regulation S-K.

Note 4. Shareholders' Equity (Deficit), page F-18

Common stock, page F-21

15. On page F-22 you disclose that if all preferred stock and dividends, stock options, convertible debt and interest were converted as of December 31, 2010, the total number of shares of common stock outstanding would be 17,065,988. Please show us your calculations.

Stock options, page F-23

16. We note from the company's accounting policy for share-based payments on page F-14, that you record share-based compensation expense based on the value of the portion of the award that you ultimately expect to vest during the period. In the company's 2008 and 2009 Forms 10-K, you disclose that forfeitures are expected to be 50% on grants *after* April 2008 and zero prior to that time. Given all of the options described on page F-25 that vested immediately, please tell us how you considered forfeitures for these issuances. Refer to ASC 718-10-30-11 under which you would only consider forfeitures for those awards where there is a restriction that stems from the forfeitability of the instruments to which employees have not yet earned the right, such as the inability to exercise a nonvested equity share option.

17. Further, with respect to the company's grant of approximately 3.4 million options in 2008 that fully vested on the grant date, including approximately 1.6 million options to the CEO, please show us how you determined the amount of compensation cost to recognize for these grants.

18. Also, we note that in November 2009, the Company's CEO forfeited 1,469,194 of his stock options. Please explain why the CEO forfeited the options including the terms of the award, if any, that resulted in the forfeiture. Please explain how you accounted for this forfeiture and why, citing the accounting literature upon which you relied. Refer to ASC 718-10-35-2 through 35-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead, Staff Accountant, at (202) 551-3664, Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have any questions. You may also contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant